KMB: Kumba Resources Limited - Renewal Of Cauti...

Kumba Resources Limited - Renewal Of Cautionary Announcement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)
RENEWAL OF CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcement published on 5 January 2006 relating to a proposed empowerment transaction (The Transaction), Kumba shareholders are advised that the parties have completed the due diligence investigations and are in the process of finalising the valuations and the requisite legal agreements. It is envisaged that the Transaction will be implemented in the second quarter of 2006.
Accordingly, Kumba shareholders are advised to exercise caution when dealing in their Kumba shares until such a time as a further announcement is published.
Pretoria
13 February 2006
Sponsor: J.P.Morgan Equities Limited
Date: 13/02/2006 07:00:04 AM Produced by the JSE SENS Department

13/02/2006 Source: JSE NEWS SERVICE

KMB: Kumba and Chinese partners to expand Chife...

Kumba and Chinese partners to expand Chifeng zinc smelter in inner Mongolia, China
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
2 February 2006
KUMBA AND CHINESE PARTNERS TO EXPAND CHIFENG ZINC SMELTER IN INNER MONGOLIA, CHINA
Kumba Resources Limited (Kumba) has concluded agreements with five Chinese companies to expand the zinc metal production capacity of the Chifeng Zinc Smelter in Inner Mongolia, China, from 50 000tpa to a targeted 110 000tpa over a three-year period.
In terms of the agreements, the smelter will be managed by a new company, Chifeng NFC Kumba Hongye Zinc Corporation Limited (CNKH), an equity joint venture comprising China Nonferrous Metal Industrys Foreign Engineering and Construction Corporation Limited (NFC), Kumba, the existing partners in the Chifeng smelter, namely Chifeng Hongye Zinc Smelting Company Limited and Chifeng Baiyinnuoer Lead Zinc Mine Company Limited, and new partners Chifeng City Power Engineering General Company and Xinbaerhuyouqi Xinxin Mine Company Limited.
Kumba will hold an effective interest of 23% in the total complex at full production.
The joint venture partners provide a strong combination of engineering, mining and smelting expertise. Together with a stable supply of electricity and concentrate, the expanded operation will enhance the value of the company to the benefit of all stakeholders, said Nazir Jogiat, general manager of Kumbas base metals division.
The agreements are subject to approval from the relevant Chinese authorities and once this is obtained, construction will begin with completion expected by end 2006. Although this is a tight construction schedule, our Chinese partners have demonstrated their ability to build such a facility in the allotted period. The considerable experience and expertise of NFC in this field will further enhance this capability, said Jogiat.
China has become the worlds most important market for base metals and over the next decade Kumba expects huge potential in the country for further growth in consumption of commodities such as zinc and copper.
Editors Note:
ABOUT THE CHIFENG ZINC SMELTER
The Chifeng Zinc Smelter is located at two sites in the Chifeng Municipality in the Inner Mongolia Autonomous Region. The main roasting and acid plant is situated in Lindong, while the wet processing facility is situated in Chifeng City, located some 700km and 350km respectively north-east of Beijing.
An agreement was signed on 29 August 2002 to expand the then 24 000tpa operation to a 50 000tpa zinc slab producer in which expansion Kumba held a 60% stake. In 2005 the smelter produced more than 48 000 tons of zinc, well on its way to achieve the targeted 50 000 tons per annum.
ABOUT KUMBA RESOURCES LIMITED
One of the largest South African-based mining companies listed on the JSE Securities Exchange, Kumba Resources is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
For further information contact:
Trevor Arran
General Manager: Kumba Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Nazir Jogiat
General Manager: Kumba Base Metals
Tel: +27 12 307 4906
Mobile: +27 83 609 1153
Sponsor: J.P.Morgan Equities Limited
Date: 02/02/2006 02:00:18 PM Produced by the JSE SENS Department

02/02/2006 Source: JSE NEWS SERVICE

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Release Date: 2006/02/17 07:01:00 AM

Kumba Resources Limited - Audited Abridged Group Financial Results For Year

Ended 31 December 2005
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
audited abridged group Financial Results for year ended 31 December 2005
Harnessing the power of the earth
Record production and buoyant sales volumes
Revenue up 37%
Net operating profit up 171%, excluding Hope Downs settlement
Headline earnings per share up 219%
Final dividend of 160 cents per share (540 cents per share for the financial year including special dividend)
Net debt to equity ratio of 19%
Creating South Africa's flagship empowerment company and separately listed iron ore company
Group income statement

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
Revenue	11 962	12 600
Operating expenses	(7 075)	(10 755)
Net operating profit	4 887	1 845
Net financing costs (note 3)	(231)	(424)
Share of (losses)/income from equity accounted investments (note 11)	7	(42)
Profit before taxation (note 3)	4 663	1 379
Taxation	(1 412)	(423)
Profit for the period	3 251	956
Attributable to:		
Equity holders of the parent	3 190	891
Minority interest	61	65
Net profit	3 251	956
Ordinary shares (million)		
- in issue	306	302
- weighted average number of shares	304	300
- diluted weighted average number of shares	311	302
Attributable earnings per share (cents)		
- basic (2004 as previously reported)	1 049	314
- basic restated for December 2004		297
- diluted (2004 as previously reported)	1 026	312
- diluted restated for December 2004		295
Dividend paid per share (cents) in respect of the previous financial year	90	60
Dividend paid per share (cents) in respect of the interim period	160	
Special dividend paid per share (cents) in respect of the interim period	220	
Final dividend declared per share (cents) in respect of this financial year	160	
Dividend paid per share (cents) in respect of the first interim period		20
Dividend paid per share (cents) in respect of the second interim period		35

Final dividend declared per share (cents) in respect of this 18-month period		90
Reconciliation of headline earnings		
Net profit attributable to ordinary shareholders	3 190	891
- Impairment charges	28	35
- Share of associates' goodwill amortisation		27
- Goodwill amortisation		(6)
- Excess of minority interest over cost of acquisition	(95)	
- Share of associates' exceptional items		20
- Net deficit on disposal or scrapping of property, plant and equipment	2	48
- Net surplus on disposal of investment	(1 179)	(72)
- Closure cost (note 5)		35
- Minority interest on adjustments	(1)	
- Taxation effect of adjustments	428	(12)
Headline earnings	2 373	966
Headline earnings per share (cents)		
- basic (2004 as previously reported)	781	339
- basic restated for December 2004		322
- diluted (2004 as previously reported)	763	337
- diluted restated for December 2004		320

Group balance sheet

	At 31 Dec 2005 Audited Rm	At 31 Dec 2004 Restated Audited Rm
ASSETS		
Non-current assets		
Property, plant and equipment	8 826	8 476
Biological assets	28	31
Intangible assets	61	71
Goodwill (note 7)		(53)
Investments in associates and joint ventures (note 9 & 12)		
- listed		6
- unlisted	95	79
Deferred taxation (note 10)	339	258
Other financial assets (note 9)	392	286
	9 741	9 154
Current assets		
Inventories	1 481	1 348
Trade and other receivables	2 066	1 365
Cash and cash equivalents	1 483	1 297
	5 030	4 010
Non-current assets classified as held for sale	11	
Total assets	14 782	13 164
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' funds	7 377	5 289
Minority interest	9	1 197
Total shareholders' funds	7 386	6 486
Non-current liabilities		
Interest-bearing borrowings	1 963	2 331
Other long-term payables	604	609
Non-current provisions (note 8)	727	599
Deferred taxation	1 006	1 040
	4 300	4 579
Current liabilities		
Trade and other payables	1 388	1 061
Interest-bearing borrowings	911	836
Taxation	773	182
Current provisions	24	20
	3 096	2 099

Total equity and liabilities	14 782	13 164
Net debt (note 14)	1 391	1 870
Net asset value per share (cents)	2 411	1 751
Capital expenditure		
- incurred	1 044	1 396
- contracted	1 635	219
- authorised but not contracted	2 182	668
Contingent liabilities	82	36
Operating lease commitments	163	167
Operating sublease rentals receivable	1	28
Capital expenditure contracted relating to captive mines (Thabazimbi and Tshikondeni), which will be financed by Mittal Steel (South Africa)	6	27

Group cash flow

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
Cash retained from operations	3 864	2 661
- net financing costs	(189)	(355)
- taxation paid	(821)	(313)
- dividends paid (note 13)	(1 447)	(361)
Cash used in investing activities		
- capital expenditure	(1 044)	(1 396)
- proceeds from disposal of property, plant and equipment	23	138
- proceeds from disposal of investment	1 179	
- proceeds from disposal of associate		100
- increase in investment in subsidiaries - buy out of Ticor Ltd minorities	(1 174)	
- other	68	(159)
Net cash inflow	459	315
- cash flows from issue of shares	128	132
- borrowings (repaid)	(401)	(126)
Net increase in cash and cash equivalents	186	321
Adjusted opening balance	1 297	976
Increase in cash and cash equivalents due to the proportionate consolidation of joint ventures (note 12)	39	12
Cash and cash equivalents beginning of period as previously disclosed	1 258	964
Cash and cash equivalents end of period	1 483	1 297
Calculation of movement in net debt:		
Net cash inflow	459	315
- shares issued	128	132
- loans from minority shareholders	2	(1)
- non-cash increase in loans due to joint ventures now consolidated	(1)	
- non-cash flow movements in net debt applicable to special purpose entities		(22)
- non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency	(96)	101
- non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	(13)	(33)
Decrease in net debt	479	492

Group statement of changes in equity

	12-months ended 31 Dec 2005	18-months ended 31 Dec 2004

	Audited Rm	Restated Audited Rm
Shareholders' funds at beginning of period as previously reported	6 486	4 895
Minority interest opening balance		1 191
Prior period adjustment		
- Environmental rehabilitation provision (note 8)		(136)
- Deferred tax asset (note 10)		93
- Deferred tax asset minority interest (note 10)		87
IFRS adjustments		
- negative goodwill adjustment (note 7)	53	
- decommissioning asset restated	7	
Shareholders' funds at beginning of period	6 546	6 130
Changes in share capital and premium		
- issue of shares		
- share premium (1)	132	132
- movement in shares held by Management Share Trust	12	33
Changes in non-distributable reserves		
- currency translation differences	171	(301)
- financial instruments movements	(101)	10
- realised in associate and joint venture		(11)
- share-based payment charges for the period (note 6)	38	30
- transfer of insurance reserve		(5)
- transfer to retained income		(9)
- transfer of attributable reserves of equity accounted investments (note 11)	(20)	
- deferred tax	4	
Changes in minority interest		
- currency translation differences	60	(133)
- income charge for the period	61	65
- minority share of reserve movements	(97)	4
- minority share of dividends	(17)	(17)
- minority buy out	(1 194)	
- issue of share capital	10	
Changes in retained income		
- net profit for the year	3 190	891
- dividends paid (note 13)	(1 430)	(344)
- reduction in dividends paid to Management Share Trust (note 13)		2
- transfer of attributable reserves of equity accounted investments (note 11)	20	
- transfer from translation reserve	1	9
Shareholders' funds at end of period	7 386	6 486

(1) Issued to the Management Share Option Scheme due to options exercised.
(2) A final dividend declared after year-end amounts to 160 cents per share. STC at 12,5% (R61 million) will be payable on the dividend.

Notes to the group financial results

1. Basis of preparation

This abridged report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act. The group financial results have been prepared on the historical cost basis excluding financial instruments and biological assets which are fair valued, and conform to South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies are consistent with those applied in the financial statements for the 18-months ended 31 December 2004 except for the changes noted in note 6, 7, 11 and 12. Where applicable prior years have been adjusted.

2. Change of year-end

The group changed its year-end from 30 June to 31 December to be in line with the year-end of its majority shareholder, Anglo American plc. during the previous period resulting in an 18-month period ended 31 December 2004. Consequently the amounts for corresponding items in the income statement, changes in equity, cash flows and related notes are not comparable.

3. Profit before taxation is arrived at after

Depreciation and amortisation of intangible assets	(898)	(977)
Financing costs	(381)	(471)
Interest received	150	47
Net realised foreign exchange gains/(losses) on:		
- currency exchange differences	225	(210)
- revaluation of derivative instruments	(64)	173
Net unrealised foreign exchange gains/(losses) on:		
- currency exchange differences	(76)	121
- revaluation of derivative instruments	83	(124)
Fair value adjustment on financial assets	43	28
Fair value adjustment on financial liabilities	5	(5)
Impairment charges (note 4)	(28)	(35)
Goodwill amortisation		6
Excess of minority interest over cost of acquisition	95	
Net surplus on disposal of investments	1 179	72
Net deficit on disposal of property, plant and equipment	(2)	(48)
Share-based payment expense (note 6)	(38)	(30)

4. Impairment charges and reversals

Impairment of cyanide chemicals plant		(89)
Impairment of property, plant and equipment	(3)	(15)
Reversal of impairment of shipping assets		90
Reversal of impairment of other fixed assets	2	1
Impairment of intangible assets	(20)	(11)
Impairment of investments	(7)	(11)
	(28)	(35)
Taxation effect		
	(28)	(35)

5. Closure of Ticor chemicals plant

On 21 April 2004 Ticor Ltd, Australia announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:

Revenue	1	217
Expenses	2	192
Provision for closure		35
Provision for impairment		89
Pre-tax loss	(3)	(102)
Income tax expense		28
Total assets	9	76
Total external liabilities	1	6
Cash inflows from operating activities	26	50

6. Share-based payments

As part of the IFRS improvements project Kumba adopted IFRS 2 Share-based payments. The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Prior years' figures have been restated. The amount of the adjustment for the current and comparable periods is as follows:

Income statement impact		
- Reduction of profit and loss for the period	38	30
Balance sheet impact		
- Retained income decrease	72	34
- Equity-settled reserve increase	72	34

The amount of the adjustment relating to the 30 June 2003 financial statements is a decrease of R4 million in retained

income and an increase of R4 million in equity-settled reserve.

7. Business combinations

In line with IFRS 3, Business combinations, the carrying value of previously recognised negative goodwill at the beginning of the period was derecognised and adjusted against the opening balance of retained earnings. The effect of the adjustment is as follows:

No income statement impact	
Balance sheet impact	
- Decrease in negative goodwill	53
- Increase in retained income	53

8. Environmental rehabilitation provision

A legal and constructive obligation exists to provide for rehabilitation at the Zincor refinery. The provision has been accounted for as a prior year adjustment to reflect the existence of the obligation originating from previous periods. The effect of the adjustment is as follows:

Income statement impact		
- Increase in finance charges	17	23
- Decrease in deferred taxation	2	2
Balance sheet impact		
- Decrease in retained income	172	157
- Increase in provisions	191	174
- Increase in deferred tax asset	2	15
- Decrease in deferred tax liability		2

9. Investments

Listed investments in associates		
- market value		24
Unlisted investments in associates		
- directors' valuation	130	125
Listed investments included in other financial assets		
- market value	60	20
Unlisted investments included in other financial assets		
- directors' valuation	35	33

10. Deferred taxation

A deferred tax asset was raised as a prior year adjustment in respect of Ticor Ltd's eligibility to claim a bad debt deduction of A$130,7 million as at 31 December 2002. The effect of the adjustment is as follows:

No income statement impact		
Balance sheet impact:		
- Increase in retained income	93	93
- Increase in minority interest	87	87
- Increase in deferred tax asset	180	180

11. Reclassification and presentation

The group has changed the following accounting policies to be in line with the accounting policies of its majority shareholder and parent, Anglo American plc:

- The equity accounted investments' recognised profits were previously transferred to a non-distributable reserve "Attributable reserves of equity accounted investments". The opening balance of R20 million (2004: R11 million) of this reserve was reclassified as distributable reserves and transfers to this reserve have ceased.
- Income from equity accounted investments were previously presented as

pre-tax income, and the tax shown as part of the taxation charge. Only the post-tax share of equity accounted profits are now disclosed. The net effect on earnings is zero, however the line-by-line effect on the income statement is as follows:

- Decrease in income from equity accounted investments	2	9
- Decrease in taxation	2	9

12. Interest in joint ventures

Kumba's majority shareholder and parent, Anglo American plc. changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entity's policies Kumba changed its accounting policy to the proportionate consolidation method. Prior years' figures have been restated. This policy change does not impact on earnings per share. The effect of the change in accounting policy is as follows:

Income statement impact:		
- Increase in net operating profit	26	20
- Increase in interest income	1	
- Decrease in income from equity accounted investments	27	20
Balance sheet impact:		
- Decrease in investments in joint ventures	38	11
- Increase in property, plant and equipment	3	3
- Increase in financial assets	2	1
- Decrease in trade and other receivables		32
- Increase in cash and cash equivalents	63	39
- Increase in trade and other payables	48	
- Decrease in net debt	63	39
Cash flow impact:		
- Increase in net cash flows from operating activities	22	29
- Increase in taxation paid		2
- Increase in financial assets	1	
- Increase in borrowings raised	1	
- Increase in foreign currency translation	3	
- Increase in opening balance of cash and cash equivalents	39	12

13. Dividends paid

- Kumba	1 430	344
- Less paid to Kumba Management Share Trust		(2)
- Paid to minorities	17	19
	1 447	361

14. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

15. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

16. JSE Limited requirements

The announcement has been prepared in accordance with the listings requirements of JSE Limited.

17. Corporate governance

The group complies with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

18. Audit opinion

The auditors, Deloitte & Touche, have issued their opinion on the group's financial statements for the 12-month period ended 31 December 2005. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company's registered office. These summarised financial statements have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	12-months ended 31 Dec 2005	2004
Iron ore		
Production	30 987	30 112
Sales		
- Exports	22 113	20 923
- Domestic	9 172	9 371
Total	31 285	30 294
Coal		
Production		
- Power station	14 573	14 383
- Coking	2 273	2 409
- Other	2 993	2 652
Total	19 839	19 444
Sales		
- Eskom	14 703	14 356
- Other domestic	4 174	4 112
- Export	1 109	1 090
Total	19 986	19 558
Heavy minerals - Ticor SA project		
Production		
- Ilmenite	356	262
- Zircon	47	49
- Rutile	23	20
- Pig iron	89	63
- Scrap pig iron	8	5
- Chloride slag	134	96
- Sulphate slag	30	40
Sales		
- Ilmenite	60	27
- Zircon	47	48
- Rutile	18	17
- Pig iron	79	58
- Scrap pig iron	11	8
- Chloride slag	150	84
- Sulphate slag	41	24
Heavy minerals - Ticor Limited (1)		
Production		
- Ilmenite	220	236
- Zircon	35	38
- Rutile	16	18
- Synthetic rutile	111	112
- Leucoxene	12	11
- Pigment	53	53
Sales		
- Ilmenite	13	30
- Zircon	36	38
- Rutile	18	21
- Synthetic rutile	59	50
- Leucoxene	14	17
Base metals		
Production		
- Zinc concentrate	126	124
- Zinc metal	117	116
- Zincor	102	104
- Chifeng (2)	15	12
- Lead concentrate	25	27
Zinc metal sales		
- Domestic	92	91

- Export	27	28	
Total	119	119	
Lead concentrate sales			
- Export	35	12	

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	6-months ended 31 Dec 2005	2004	18-months ended 31 Dec 2004
Iron ore			
Production	15 476	14 900	44 952
Sales			
- Exports	11 510	10 381	30 762
- Domestic	4 360	4 630	14 107
Total	15 870	15 011	44 869
Coal			
Production			
- Power station	7 243	7 521	21 829
- Coking	1 098	1 243	3 486
- Other	1 552	1 371	3 880
Total	9 893	10 135	29 195
Sales			
- Eskom	7 268	7 400	21 769
- Other domestic	2 164	2 069	6 058
- Export	500	593	1 688
Total	9 932	10 062	29 515
Heavy minerals - Ticor SA project			
Production			
- Ilmenite	202	132	390
- Zircon	23	25	74
- Rutile	11	10	29
- Pig iron	52	22	85
- Scrap pig iron	3	2	11
- Chloride slag	79	48	123
- Sulphate slag	18	19	60
Sales			
- Ilmenite	30	27	67
- Zircon	21	20	71
- Rutile	9	7	29
- Pig iron	50	28	68
- Scrap pig iron	5	4	11
- Chloride slag	85	42	96
- Sulphate slag	20	14	24
Heavy minerals - Ticor Limited (1)			
Production			
- Ilmenite	116	120	347
- Zircon	18	20	59
- Rutile	8	9	26
- Synthetic rutile	56	58	168
- Leucoxene	7	6	20
- Pigment	27	27	78
Sales			
- Ilmenite	3	10	52
- Zircon	19	21	58
- Rutile	10	6	32
- Synthetic rutile	33	28	79
- Leucoxene	10	8	25
Base metals			
Production			
- Zinc concentrate	62	57	178
- Zinc metal	58	58	174
- Zincor	50	52	159
- Chifeng (2)	8	6	15
- Lead concentrate	12	13	45
Zinc metal sales			
- Domestic	46	45	135
- Export	13	12	43
Total	59	57	178
Lead concentrate sales			

- Export	23	6	29

(1) The production and sales tonnes reflect Ticor's 50% interest in its Tiwest joint venture.
(2) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

OPERATING RESULTS

Comments are for comparative purposes based on an analysis of the group's audited financial results and physical information for the financial year ended 31 December 2005 compared with the corresponding unaudited information for the 12-month period ended 31 December 2004. Kumba's previous audited financial results were for the 18-month period from 1 July 2003 to 31 December 2004 due to a change in year-end from 30 June to 31 December.

The 12-month period to December 2005 was marked by continued excellent operational performance, strong commodity prices and the realisation of benefits from the ongoing business improvement programme. Revenue increased by R3 253 million to R11 962 million and net operating profit, excluding the Hope Downs non-recurring settlement proceeds, by R2 339 million to R3 707 million, resulting in an improved operating margin of 31% for the year.

An average exchange rate of R6,36 to the US dollar was realised compared with R6,51 for the previous 12-month period.

EARNINGS

The significant improvement in net operating profit including a non-recurring settlement of R1 179 million pre-tax for the acquisition of Kumba's interest in the Hope Downs project, after accounting for net financing charges of R231 million and a higher taxation charge of R1 412 million, resulted in attributable earnings increasing by 400% to R3 190 million for the financial year. Headline earnings were 223% higher at R2 373 million or 781 cents per share.

CASH FLOW

Total cash of R3 864 million retained from operations together with the Hope Downs project settlement, was used partly to settle lower finance charges of R189 million, higher cash taxes of R821 million, increased dividends of R1 447 million and the acquisition of the minority interests in Ticor Ltd, Australia for R1 174 million.

This, together with capital expenditure of R1 044 million, of which R655 million was invested in new production capacity, resulted in a net cash inflow of R459 million for the year.

Net debt decreased to R1 391 million, with a debt to equity ratio of 19% at 31 December 2005, from R1 870 and a debt to equity ratio of 29% at 31 December 2004.

SAFETY, HEALTH AND ENVIRONMENT

Regrettably, and despite excellent safety achievements at several mines, four fatalities were suffered during the past year, one of which was a public road accident. A further two fatalities occurred at the start of 2006. The group remains committed to achieving a working environment where no fatalities or serious injuries occur. Its ongoing safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification. The average lost time injury frequency rate per two hundred thousand man-hours worked (LTIFR) for the financial year was 0,52. A target LTIFR of 0,25 has been set for 2006.

Programmes for HIV/Aids counselling and voluntary testing are in place at all South African operations of the group. The extension of anti-retroviral programmes to all of the group's businesses is progressing well, with most employees who tested HIV-positive during the year now enrolled on the programme.

All business units in the group have obtained international environment and safety certifications (ISO 14001 and OHSAS 18001).

SEGMENT RESULTS AND COMPARATIVE EARNINGS

	6-months ended 31 December		12-months ended 31 December	
	2005 Unaudited Rm	2004** Unaudited Rm	2005 Audited Rm	2004** Unaudited Rm
REVENUE				
Iron ore	3 819	2 130	6 638	4 250
Coal	1 159	986	2 203	1 878
Heavy minerals	1 046	847	1 928	1 662
Ticor SA	466	266	839	514
Ticor Australia	580	581	1 089	1 148
Base metals	586	354	1 070	812
Industrial minerals	55	51	106	95

Other	11	8	17	12
Total	6 676	4 376	11 962	8 709
NET OPERATING PROFIT				
Iron ore	1 692	454	2 767	833
Coal	284	238	554	430
Heavy minerals	173	156	227	254
Ticor SA	(65)	7	(79)	(10)
Ticor Australia	238	149	306	264
Base metals	58	(94)	69	(116)
Industrial minerals	13	10	26	20
Other	1 156	(3)	1 244	(53)
Hope Downs*	1 179		1 179	
Other	(23)	(3)	65	(53)
Total	3 376	761	4 887	1 368
EARNINGS				
Net operating profit	3 376	761	4 887	1 368
Net financing charges	(86)	(142)	(231)	(287)
Income from equity accounted investments	5	(3)	7	(23)
Profit before taxation	3 295	616	4 663	1 058
Taxation	(1 031)	(175)	(1 412)	(330)
Minority interest	(28)	(46)	(61)	(90)
Net profit attributable to ordinary shareholders	2 236	395	3 190	638
Adjustments	(826)	22	(817)	96
Headline earnings	1 410	417	2 373	734

* A$236,5 million settlement- and option payment for Kumba's interest in the Hope Downs project.

** Restated as set out in note 1 of the group financial results.

OPERATIONS

Iron Ore

Excellent operating performance at Sishen mine resulted in an all-time production record of 28,5 Mt. Selective mining practices and improved plant efficiencies contributed to this production record representing an increase of 900 000 tonnes over the comparative period. New records were set for railage and exports. Total ore railed increased by 1,4 Mt to 24 Mt while export sales were 1,2 Mt higher at 22,1 Mt, in line with the ongoing expansion and ramp-up of the Sishen-Saldanha export channel.

Despite the break-down of both ship-loaders at the Saldanha Bay iron ore export terminal hampering ship loading in July 2005, all supply commitments to customers were met while stock levels at Saldanha Bay were also increased.

Revenue increased significantly by 56% to R6 638 million and net operating profit by 232% to R2 767 million, with the operating margin improving to 42%. This was due to the excellent operational performance, the substantial iron ore price settlements effective 1 April 2005, business improvement results, and a higher margin sales product mix which more than offset the effects of higher fuel prices and a stronger currency.

Coal

The production of power station (thermal) coal increased by 13% to a record of 14,6 Mt over the comparative period due to improved throughput at Grootegeluk mine and higher final product yield at Leeuwpan. Coking coal production was 136 000 tonnes lower in line with demand.

Sales of power station coal increased by 347 000 tonnes on the comparative period to meet growing local electricity demand. Exports were also at higher volumes, supported by the strong steel and ferro-alloy markets.

Revenue increased by 17% to R2 203 million from the increased sales volumes at higher prices. The higher revenue together with business improvement initiatives resulted in net operating profit improving by 29% to R554 million despite increased stripping costs and fuel prices.

Heavy Minerals

Ticor SA

The furnaces are reaching 85% of their production capacity of 250 000 tonnes per annum. Encouragingly, the ratio of chloride to sulphate slag increased on

average from 71 % in the comparative period to 82 % in the year under review. Furnace 1 is planned to be shut temporarily in the current year to effect modifications and improvements that were successfully made to furnace 2 in 2004. Total production and sales increased in line with the ramp-up of the furnaces. This, together with higher sales prices for zircon and low manganese pig iron, resulted in revenue increasing by 63% to R839 million. The stronger currency, increased raw material costs and the cessation of capitalisation of costs and interest during the construction period more than offset the improved revenues, resulting in a net operating loss of R79 million for the year.

Ticor Australia

Kumba acquired the minority shareholding in Ticor Limited resulting in it becoming a wholly-owned subsidiary and being de-listed from the Australian Stock Exchange (ASX) on 22 November 2005. As a result, Ticor's 40% holding in Ticor SA was re-structured into a direct holding by Kumba.

Mineral production at Ticor's Western Australian operations was marginally lower as a result of a planned shutdown of the dry mill and the re-location of the North mine concentrator. Pigment and synthetic rutile production was in line with the comparative period despite pigment production being impacted by an unscheduled shutdown of a contractor's oxygen plant.

Revenue decreased by 5% over the comparative period as a result of the effects of the final closure of Ticor's chemical business in May 2004. Net operating profit, however, increased by 16% to R306 million as a result of higher pigment and zircon prices, favourable hedging programmes, the elimination of losses recorded by the chemicals business, and the ongoing success of margin improvement initiatives.

Base Metals

The sale of an additional 23 000 tonnes of lead and a significant increase in the LME-traded zinc price from an average of US$1 048 per tonne in the comparative period to US$1 382 per tonne in 2005 resulted in revenue improving by 32% to R1 070 million, despite continued low treatment charges and a stronger currency.

Net operating profit, which improved to R69 million from a loss of R116 million in the comparative period, was due to increased revenues, non-recurrence of impairment charges raised in the comparative period, and the benefits from the business improvement programme.

As reported in the group's interim results for the six months ended 30 June 2005, a provision of R182 million, representing the business unit's best estimate for the environmental rehabilitation of a residue disposal site at the Zincor refinery, was raised against its prior year's retained income. Investigation of viable reclamation alternatives is continuing. The provision at 31 December 2005 amounts to R191 million.

Industrial Minerals

Revenue and net operating profit improved by 12% and 30% respectively due to good operating performance and business improvement initiatives, despite lower market demand.

GROWTH OPPORTUNITIES

Iron Ore

Kumba and Transnet concluded an agreement in February 2005 for the expansion of the Sishen-Saldanha export channel by an additional 11,5 Mtpa of iron ore from 2009. Kumba's iron ore rail allocation will, as a result, increase to 35 Mtpa by 2009 of which 33,2 Mtpa is destined for the export market.

The Sishen Expansion Project (SEP), under construction, is planned to commence delivery of product by mid-2007 and will ramp-up to full capacity of 10Mtpa by the beginning of 2009, in line with the additional export channel capacity expansions agreed with Transnet. Improvements identified during the detailed design phase of the project together with higher commodity and labour costs in the construction industry, resulted in an increase in the capital estimate of the project from R3 000 million to R3 600 million.

Due to export logistics constraints, a phased approach for the development of the Sishen South project is currently being investigated jointly between Kumba and Transnet. Final approval of the first phase of 3 Mtpa is expected in the current year upon approval of the application for mining rights and acceptance of the environmental management plan. Further expansion of the mine to around 9 Mtpa during the second phase is dependent on the synchronised expansion of the export channel capacity.

The evaluation of a project to significantly extend the life of the current mine at Thabazimbi by approximately 20 years to provide Mittal Steel (South Africa) with lumpy and fine ore, is expected to be finalised in the current year. If viable and an investment decision is made, production of 2,5 to 3 Mtpa could be achieved in 2009.

The commencement of a bankable feasibility study for the development of a mine

to exploit the Faleme iron ore deposit, located in the south-eastern corner of Senegal, and associated infrastructure, has been approved by Kumba. Kumba has exercised its option to acquire a controlling interest in the project. The Senegalese government development company, Miferso, has put Kumba's rights in dispute. Kumba will pursue the legal actions available to it in order to preserve its contractual rights.

Coal

The jig plant at Leeuwpan at a capital cost of R97 million was successfully commissioned in the third quarter of 2005 with full ramp-up scheduled for the first quarter of 2006. Once in full production, Leeuwpan will supply an additional 1 Mtpa of power station coal to Eskom.

Construction of the R323 million new coal benefication module (GG6) at Grootegeluk mine has commenced and is due for commissioning in the fourth quarter of 2006. The plant will beneficiate coal previously sent to the adjacent Matimba power station and will supply 530 000 tonnes per annum of semi-soft coking coal to the coking plants being refurbished by Mittal Steel (South Africa) at its Newcastle facility.

The Richards Bay Coal Terminal (RBCT) announced in November 2005 the go-ahead for the RBCT Phase V expansion. This has triggered the 1 Mtpa export-focused Inyanda mine near Witbank which is a 50:50 joint venture operation producing high quality thermal coal between Kumba and Eyesizwe Coal. Construction of the mine, at a capital cost of some R184 million, will commence during the second quarter of 2006 and commissioning of the mine is planned for December 2007. The expansion at RBCT will provide Kumba with a 2,5 Mtpa export allocation to be filled by production from the Inyanda mine and expanded output at the Grootegeluk and Leeuwpan mines.

Following encouraging exploration results, Kumba will conclude a joint venture agreement with Anglo Coal Australia in the first quarter of 2006 to undertake a feasibility study on the high-grade coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia.

A feasibility study on the possibility of producing char for the ferro-alloy industry was completed during the year. Board approval for construction at a capital cost of R210 million for initial production of 80 000 tonnes per annum and ramping up to 160 000 tonnes per annum by 2008, was given. The approval is conditional upon the conclusion of off-take agreements and an environmental impact assessment.

Heavy Minerals

Commencement of construction of the Fairbreeze project, subject to board approval, is planned in the first half of 2006, with commissioning in the third quarter of 2008.

The bankable feasibility study on the Toliara Sands Project in south-west Madagascar has commenced and will be completed in early 2007. The currently delineated deposit within the Toliara Sands Project is capable of providing long-term ilmenite feedstock to the Ticor SA furnaces.

AlloyStreamTM

Good progress has been made on the commercialisation of AlloyStreamTM, the proprietary technology that allows the use of fine un-agglomerated ore and non-coking coal to produce high carbon ferro-manganese.

TRANSFORMATION TRANSACTION

On 13 October 2005 Kumba, its holding company Anglo American, and Eyesizwe Mining, together with the Industrial Development Corporation, the Tiso Consortium, the Eyabantu Consortium, a Northern Cape Community Group and the South African Women in Mining Association, jointly announced the largest empowerment transaction to be implemented to date in South Africa.

The parties have completed their due diligence investigations and are in the process of finalising the valuations and the requisite legal agreements. It is envisaged that the transaction will be implemented in the second quarter of 2006.

OUTLOOK

Buoyant market demand for the group's portfolio of commodities, except titanium dioxide feedstock where surplus supply exists, is expected to support strong price levels. This, together with the ongoing benefits of Kumba's business improvement programme, is expected to have a positive impact on the group's results for the next six months.

The stronger Rand will, however, affect earnings.

FINAL DIVIDEND

The directors have declared a final dividend, number 7 of 160 cents per share in respect of the 2005 financial year. The dividend has been declared in South African currency and is payable to shareholders recorded in the books of the company at close of business on 10 March 2006.

In compliance with the electronic settlement system of JSE Limited, the

following dates are applicable:

Last date to trade cum dividend	Friday, 3 March 2006
Shares trade ex dividend	Monday, 6 March 2006
Record date	Friday, 10 March 2006
Payment date	Monday, 13 March 2006

Share certificates may not be dematerialised or rematerialised between Friday, 6 March 2006 and Friday, 10 March 2006, both days inclusive.

On behalf of the Board

AJ Morgan (Chairman)	Dr CJ Fauconnier (Chief Executive)	DJ van Staden (Executive Director, Finance)

17 February 2006

Kumba Resources Limited
Registration number 2000/011076/06
JSE Share code KMB
ADR CODE KBREY
ISIN CODE ZAE 000034310

Registered office
Kumba Resources Limited
Roger Dyason Road
Pretoria West, 0002
TEL NO +27 12 307 5000
FAX NO +27 12 307 4080

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
2nd Floor, Edura House,
70 Marshall Street,
Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

Directors
AJ Morgan (Chairman),
Dr CJ Fauconnier (Chief Executive),
PM Baum, BE Davison, TL de Beer, JJ Geldenhuys,
MJ Kilbride*, Dr D Konar, CF Meintjes*, WA Nairn,
SA Nkosi, CML Savage, Dr NS Segal, F Titi,
DJ van Staden*, PL Zim. *Executive

Company Secretary
MS Viljoen

Corporate Affairs and Investor Relations
Trevor Arran +27 12 307 3292

Sponsor
JP Morgan Equities Limited

If you have any queries regarding your shareholding in Kumba Resources, please contact the Transfer Secretaries at +27 11 370 5000

This report is available at the Kumba Resources website at:
http://www.kumbaresources.com

Date: 17/02/2006 07:00:26 AM Produced by the JSE SENS Department

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Release Date: 2006/02/17 07:01:00 AM

Kumba - Press Release

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
17 February 2006
KUMBA RESOURCES AUDITED Group financial results AND PHYSICAL INFORMATION for the 12 MONTHS ENDED 31 DECEMBER 2005
Record production and buoyant sales volumes
Revenue up 37%
Net operating profit up 171%, excluding Hope Downs settlement Headline earnings per share up 219%
Final dividend of 160 cents per share (540 cents per share for the financial year, including special dividend)
Net debt to equity ratio of 19%
Creating South Africa's flagship empowerment company and separately listed iron ore company

OPERATING RESULTS

Diversified South African-based metals and mining company Kumba Resources Limited (Kumba) today reported revenue of R11,96 billion and net operating profit of R3,7 billion for the 12 months ended 31 December 2005, resulting in an improved operating margin of 31% for the year. This excludes the non-recurring R1,2 billion pre-tax settlement paid to Kumba for the acquisition of its interest in the Hope Downs iron ore project in Australia.
"The year was marked by continued excellent operational performance, strong commodity prices and the realisation of benefits from the ongoing business improvement programme," said Dr Con Fauconnier, Kumba's chief executive.
An average exchange rate of R6,36 to the US dollar was realised compared with R6,51 for the previous 12-month period.

EARNINGS

The significant improvement in net operating profit including the Hope Downs settlement, after accounting for net financing charges of R231 million and a higher taxation charge of R1,41 billion, resulted in attributable earnings increasing by 400% to R3,19 billion for the financial year. Headline earnings, which exclude the Hope Downs settlement proceeds, were 223% higher at R2,37 billion or 781 cents per share.

CASH FLOW

Total cash of R5,04 billion generated from operations together with the Hope Downs project settlement, was used partly to settle higher cash taxes of R821 million, increased dividends of R1,45 billion and the acquisition of the minority interests in Ticor Ltd, Australia for R1,17 billion.
This, together with capital expenditure of R1 044 million, of which R655 million was invested in new production capacity, resulted in a net cash inflow of R459 million for the year.
Net debt decreased to R1,39 billion, with a debt to equity ratio of 19% at 31 December 2005, from R1,87 billion and a debt to equity ratio of 29% at 31 December 2004.

SAFETY, HEALTH AND ENVIRONMENT

Regrettably, and despite excellent safety achievements at several mines, four fatalities were suffered during the past year, one of which was a public road accident. A further fatality occurred at the start of 2006. The group remains committed to achieving a working environment where no fatalities or serious injuries occur. Its ongoing safety awareness and preventive programmes have been strengthened by further initiatives to enhance hazard identification.
The average lost time injury frequency rate per 200 000 man-hours worked (LTIFR) for the financial year was 0,52. A target LTIFR of 0,25 has been set for 2006.
Programmes for HIV/Aids counselling and voluntary testing are in place at all South African operations of the group. The extension of anti-retroviral programmes to all of the group's businesses is progressing well, with most employees who tested HIV-positive during the year, now enrolled on the programme. All business units in the group have obtained international

environment and safety certifications (ISO 14001 and OHSAS 18001).
TRANSFORMATION TRANSACTION
On 13 October 2005 Kumba, its holding company Anglo American and Eyesizwe Mining, together with the Industrial Development Corporation, the Tiso Consortium, the Eyabantu Consortium, a Northern Cape Community Group and the South African Women in Mining Association, jointly announced the largest empowerment transaction to be implemented to date in South Africa.
The parties have completed their due diligence investigations and are in the process of finalising the valuations and the requisite legal agreements.
It is envisaged that the transaction will be implemented in the second quarter of 2006.
OUTLOOK
"Buoyant market demand for the group's portfolio of commodities, except titanium dioxide feedstock where surplus supply exists, is expected to support strong price levels. This, together with the ongoing benefits of Kumba's business improvement programme, is expected to have a positive impact on the group's results for the next six months. A stronger Rand will, however, affect earnings," said Dr Fauconnier.
FINAL DIVIDEND
The directors have declared a final dividend, number 7 of 160 cents per share in respect of the 2005 financial year. The dividend has been declared in South African currency and is payable to shareholders recorded in the books of the company at close of business on 10 March 2006.
This brings the total dividend declared for the year, including the special dividend of 220 cents per share, to 540 cents per share.
* Comments are, for comparative purposes, based on an analysis of the group's audited financial results and physical information for the financial year ended 31 December 2005 compared with the corresponding unaudited information for the 12-month period ended 31 December 2004. Kumba's previous audited financial results were for the 18-month period from 1 July 2003 to 31 December 2004 due to a change in year-end from 30 June to 31 December.
Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
ADDENDUM 1:
OPERATIONAL HIGHLIGHTS
Iron ore
Excellent operating performance at Sishen mine resulted in an all-time production record of 28,5 Mt.
New records were set for railage and exports - total ore railed increased by 1,4Mt to 24Mt while export sales were 1,2Mt higher at 22,1Mt, in line with the ongoing expansion and ramp-up of the Sishen-Saldanha export channel.
Revenue increased significantly by 56% to R6,64 billion and net operating profit by 232% to R2,77 billion, with the operating margin improving to 42%. This was due to the excellent operational performance, the substantial iron ore price settlements effectivel April 2005, business improvement results, and a higher margin sales product mix which more than offset the effects of higher fuel prices and a stronger currency.
Coal
The production of power station (thermal) coal increased by 13% to a record of 14,6Mt over the comparative period due to improved throughput at Grootegeluk mine and higher final product yield at Leeuwpan. Coking coal production was 136 000 tonnes lower, in line with demand.
Sales of power station coal increased by 347 000 tonnes on the comparative period to meet growing local electricity demand. Exports were also at higher volumes, supported by the strong steel and ferro-alloy markets.
Revenue increased by 17% to R2,2 billion from increased sales volumes at higher prices. The higher revenue together with business improvement initiatives resulted in net operating profit improving by 29% to R554 million despite increased stripping costs and fuel prices.
Heavy minerals
Ticor SA
The furnaces are reaching 85% of their production capacity of 250 000 tonnes per annum.

The ratio of chloride to sulphate slag increased on average from 71 % in the comparative period to 82 % in the year under review. Furnace 1 is planned to be shut temporarily in the current year to effect modifications and improvements that were successfully made to furnace 2 in 2004.
Total production and sales increased in line with the ramp-up of the furnaces. This, together with higher sales prices for zircon and low manganese pig iron, resulted in revenue increasing by 63% to R839 million.
The stronger currency, increased raw material costs and the cessation of capitalisation of costs and interest during the construction period more than offset the improved revenues, resulting in a net operating loss of R79 million for the year.
Ticor Australia
Kumba acquired the minority shareholding in Ticor Limited resulting in it becoming a wholly-owned subsidiary and being de-listed from the Australian Stock Exchange (ASX) on 22 November 2005. As a result, Ticor's 40% holding in Ticor SA was restructured into a direct holding by Kumba.
Mineral production at Ticor's Western Australian operations was marginally lower as a result of a planned shutdown of the dry mill and the relocation of the North mine concentrator. Pigment and synthetic rutile production was in line with the comparative period despite pigment production being impacted by an unscheduled shutdown of a contractor's oxygen plant.
Revenue decreased by 5% over the comparative period as a result of the effects of the final closure of Ticor's chemical business in May 2004. Net operating profit, however, increased by 16% to R306 million as a result of higher pigment and zircon prices, favourable hedging programmes, the elimination of losses recorded by the chemicals business, and the ongoing success of margin improvement initiatives.
Base metals
The sale of an additional 23 000 tonnes of lead and a significant increase in the LME-traded zinc price from an average of US$1048 per tonne in the comparative period to US$1382 per tonne in 2005 resulted in revenue improving by 32% to
R1,07 billion, despite continued low treatment charges and a stronger currency.
Net operating profit, which improved to R69 million from a loss of R116 million in the comparative period, was due to increased revenues, non-recurrence of impairment charges raised in the comparative period, and the benefits from the business improvement programme.
As reported in the group's interim results for the 6 months ended 30 June 2005, a provision of R182 million, representing the division's best estimate for the environmental rehabilitation of a residue disposal site at the Zincor refinery, was raised against its prior year's retained income. Investigation of viable reclamation alternatives is continuing. The provision at 31 December 2005 amounts to R191 million.
Industrial minerals
Revenue and net operating profit improved by 12% and 30% respectively due to good operating performance and business improvement initiatives, despite lower market demand.
ADDENDUM 2:
GROWTH OPPORTUNITIES
Iron ore
Kumba and Transnet concluded an agreement in February 2005 for the expansion of the Sishen-Saldanha export channel by an additional 11,5Mtpa of iron ore from 2009. Kumba's iron ore rail allocation will, as a result, increase to 35Mtpa by 2009 of which 33,2Mtpa is destined for the export market.
The Sishen Expansion Project (SEP), under construction, is planned to commence delivery of product by mid-2007 and will ramp-up to full capacity of 10Mtpa by the beginning of 2009, in line with the additional export channel capacity expansions agreed with Transnet. Improvements identified during the detailed design phase of the project, together with higher construction costs, resulted in an increase in the capital estimate of the project from R3 billion to R3,6 billion.
Due to export logistics constraints, a phased approach for the development of the Sishen South project is currently being investigated jointly between Kumba and Transnet. Final approval of the first phase of 3Mtpa is expected in the current year upon approval of the application for mining rights and acceptance of the environmental management plan. Further expansion of the mine to around 9Mtpa during the second phase is dependent on the synchronised expansion of the export channel capacity.
The evaluation of a project to significantly extend the life of the current mine at Thabazimbi by approximately 20 years to provide Mittal Steel (South Africa) with lumpy and fine ore, is expected to be finalised in the current year. If

viable and an investment decision is made, production of 2,5Mtpa to 3Mtpa could be achieved in 2009.

The commencement of a bankable feasibility study for the development of a mine to exploit the Faleme iron ore deposit, located in the south-eastern corner of Senegal, and associated infrastructure, has been approved by Kumba. The company has exercised its option to acquire a controlling interest in the project. The Senegalese government development company, Miferso, has put Kumba's rights in dispute. Kumba will pursue the legal actions available to it in order to preserve its contractual rights.

Coal

The jig plant at Leeuwpan was successfully commissioned in the third quarter of 2005 at a capital cost of R97 million, with full ramp-up scheduled for the first quarter of 2006. Once in full production, Leeuwpan will supply an additional 1 Mtpa of power station coal to Eskom.

Construction of the R323 million new coal beneficiation module (GG6) at Grootegeluk mine has commenced and is due for commissioning in the fourth quarter of 2006. The plant will beneficiate coal previously sent to the adjacent Matimba power station and will supply 530 000 tonnes per annum of semi-soft coking coal to the coking plants being refurbished by Mittal Steel (South Africa) at its Newcastle facility.

The Richards Bay Coal Terminal (RBCT) announced in November 2005 the go-ahead for the RBCT Phase V expansion. This has triggered the 1Mtpa export-focused Inyanda mine near Witbank which is a 50:50 joint venture operation producing high quality thermal coal between Kumba and Eyesizwe Coal. Construction of the mine, at a capital cost of some R184 million, will commence during the second quarter of 2006 and commissioning of the mine is planned for December 2007. The expansion at RBCT will provide Kumba with a 2,5Mtpa export allocation to be filled by production from the Inyanda mine and expanded output at the Grootegeluk and Leeuwpan mines.

Following encouraging exploration results, Kumba will conclude a joint venture agreement with Anglo Coal Australia in the first quarter of 2006 to undertake a feasibility study on the high-grade coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia.

A feasibility study on the possibility of producing char for the ferro-alloy industry was completed during the year. Board approval for construction at a capital cost of R210 million for initial production of 80 000tpa and ramping up to 160 000tpa by 2008, was given. The approval is conditional upon the conclusion of off-take agreements and an environmental impact assessment.

Heavy Minerals

Construction of the Fairbreeze project, subject to Board approval, is planned to start in the first half of 2006, with commissioning in the third quarter of 2008.

The bankable feasibility study on the Toliara Sands Project in south-west Madagascar has commenced and will be completed in early 2007. The currently delineated deposit within the Toliara Sands Project is capable of providing long term ilmenite feedstock to the Ticor SA furnaces.

AlloyStream TM

Good progress has been made on the commercialisation of AlloyStreamTM, the proprietary technology that allows the use of fine un-agglomerated ore and non-coking coal to produce high carbon ferro-manganese.

Date: 17/02/2006 07:01:06 AM Produced by the JSE SENS Department

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KUMBA
RESOURCES



KUMBA RESOURCES LIMITED
AUDITED ABRIDGED GROUP
FINANCIAL RESULTS

FOR YEAR ENDED 31 DECEMBER 2005

HARNESSING THE POWER OF THE EARTH

Highlights

- Record production and buoyant sales volumes
- Revenue up 37%
- Net operating profit up 171%, excluding Hope Downs [illegible]
- Headline earnings per share up 219%
- Final dividend of 160 cents per share (540 cents per share [illegible] including special dividend)
- Net debt to equity ratio of 19%
- Creating South Africa's flagship empowerment company and [illegible]

Contents

www.kumbaresources.com

GROUP INCOME STATEMENT

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
Revenue	11 962	12 600
Operating expenses	(7 075)	(10 755)
Net operating profit	4 887	1 845
Net financing costs **(note 3)**	(231)	(424)
Share of (losses)/income from equity accounted investments **(note 11)**	7	(42)
Profit before taxation (note 3)	4 663	1 379
Taxation	(1 412)	(423)
Profit for the period	3 251	956
Attributable to:		
Equity holders of the parent	3 190	891
Minority interest	61	65
Net profit	3 251	956
Ordinary shares (million)		
– in issue	306	302
– weighted average number of shares	304	300
– diluted weighted average number of shares	311	302
Attributable earnings per share (cents)		
– basic (2004 as previously reported)	1 049	314
– basic restated for December 2004		297
– diluted (2004 as previously reported)	1 026	312
– diluted restated for December 2004		295
Dividend paid per share (cents) in respect of the previous financial year	90	60
Dividend paid per share (cents) in respect of the interim period	160	
Special dividend paid per share (cents) in respect of the interim period	220	
Final dividend declared per share (cents) in respect of this financial year	160	
Dividend paid per share (cents) in respect of the first interim period		20
Dividend paid per share (cents) in respect of the second interim period		35
Final dividend declared per share (cents) in respect of this 18-month period		90
RECONCILIATION OF HEADLINE EARNINGS		
Net profit attributable to ordinary shareholders	3 190	891
– Impairment charges	28	35
– Share of associates' goodwill amortisation		27
– Goodwill amortisation		(6)
– Excess of minority interest over cost of acquisition	(95)	
– Share of associates' exceptional items		20
– Net deficit on disposal or scrapping of property, plant and equipment	2	48
– Net surplus on disposal of investment	(1 179)	(72)
– Closure cost **(note 5)**		35
– Minority interest on adjustments	(1)	
– Taxation effect of adjustments	428	(12)
Headline earnings	2 373	966
Headline earnings per share (cents)		
– basic (2004 as previously reported)	781	339
– basic restated for December 2004		322
– diluted (2004 as previously reported)	763	337
– diluted restated for December 2004		320

GROUP BALANCE SHEET

	At 31 Dec 2005 Audited Rm	At 31 Dec 2004 Restated Audited Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**8 826**	8 476
Biological assets	**28**	31
Intangible assets	**61**	71
Goodwill **(note 7)**		(53)
Investments in associates and joint ventures **(note 9 & 12)**		
– listed		6
– unlisted	**95**	79
Deferred taxation **(note 10)**	**339**	258
Other financial assets **(note 9)**	**392**	286
	9 741	9 154
Current assets		
Inventories	**1 481**	1 348
Trade and other receivables	**2 066**	1 365
Cash and cash equivalents	**1 483**	1 297
	5 030	4 010
Non-current assets classified as held for sale	**11**	
Total assets	**14 782**	13 164
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' funds	**7 377**	5 289
Minority interest	**9**	1 197
Total shareholders' funds	**7 386**	6 486
Non-current liabilities		
Interest-bearing borrowings	**1 963**	2 331
Other long-term payables	**604**	609
Non-current provisions **(note 8)**	**727**	599
Deferred taxation	**1 006**	1 040
	4 300	4 579
Current liabilities		
Trade and other payables	**1 388**	1 061
Interest-bearing borrowings	**911**	836
Taxation	**773**	182
Current provisions	**24**	20
	3 096	2 099
Total equity and liabilities	**14 782**	13 164
Net debt **(note 14)**	**1 391**	1 870
Net asset value per share (cents)	**2 411**	1 751
Capital expenditure		
– incurred	**1 044**	1 396
– contracted	**1 635**	219
– authorised but not contracted	**2 182**	668
Contingent liabilities	**82**	36
Operating lease commitments	**163**	167
Operating sublease rentals receivable	**1**	28
Capital expenditure contracted relating to captive mines (Thabazimbi and Tshikondeni), which will be financed by Mittal Steel (South Africa)	**6**	27

GROUP CASH FLOW

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
Cash retained from operations	3 864	2 661
– net financing costs	(189)	(355)
– taxation paid	(821)	(313)
– dividends paid **(note 13)**	(1 447)	(361)
Cash used in investing activities		
– capital expenditure	(1 044)	(1 396)
– proceeds from disposal of property, plant and equipment	23	138
– proceeds from disposal of investment	1 179	
– proceeds from disposal of associate		100
– increase in investment in subsidiaries – buy out of Ticor Ltd minorities	(1 174)	
– other	68	(159)
Net cash inflow	459	315
– cash flows from issue of shares	128	132
– borrowings (repaid)	(401)	(126)
Net increase in cash and cash equivalents	186	321
Adjusted opening balance	1 297	976
Increase in cash and cash equivalents due to the proportionate consolidation of joint ventures **(note 12)**	39	12
Cash and cash equivalents beginning of period as previously disclosed	1 258	964
Cash and cash equivalents end of period	1 483	1 297
Calculation of movement in net debt:		
Net cash inflow	459	315
– shares issued	128	132
– loans from minority shareholders	2	(1)
– non-cash increase in loans due to joint ventures now consolidated	(1)	
– non-cash flow movements in net debt applicable to special purpose entities		(22)
– non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency	(96)	101
– non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	(13)	(33)
Decrease in net debt	479	492

GROUP STATEMENT OF CHANGES IN EQUITY

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
Shareholders' funds at beginning of period as previously reported	6 486	4 895
Minority interest opening balance		1 191
Prior period adjustment		
– Environmental rehabilitation provision **(note 8)**		(136)
– Deferred tax asset **(note 10)**		93
– Deferred tax asset minority interest **(note 10)**		87
IFRS adjustments		
– negative goodwill adjustment **(note 7)**	53	
– decommissioning asset restated	7	
Shareholders' funds at beginning of period	6 546	6 130
Changes in share capital and premium		
– issue of shares		
– share premium [1]	132	132
– movement in shares held by Management Share Trust	12	33
Changes in non-distributable reserves		
– currency translation differences	171	(301)
– financial instruments movements	(101)	10
– realised in associate and joint venture		(11)
– share-based payment charges for the period **(note 6)**	38	30
– transfer of insurance reserve		(5)
– transfer to retained income		(9)
– transfer of attributable reserves of equity accounted investments **(note 11)**	(20)	
– deferred tax	4	
Changes in minority interest		
– currency translation differences	60	(133)
– income charge for the period	61	65
– minority share of reserve movements	(97)	4
– minority share of dividends	(17)	(17)
– minority buy out	(1 194)	
– issue of share capital	10	
Changes in retained income		
– net profit for the year	3 190	891
– dividends paid **(note 13)**	(1 430)	(344)
– reduction in dividends paid to Management Share Trust **(note 13)**		2
– transfer of attributable reserves of equity accounted investments **(note 11)**	20	
– transfer from translation reserve	1	9
Shareholders' funds at end of period	7 386	6 486

(1) Issued to the Management Share Option Scheme due to options exercised.

(2) A final dividend declared after year-end amounts to 160 cents per share. STC at 12,5% (R61 million) will be payable on the dividend.

NOTES TO THE GROUP FINANCIAL RESULTS

1. **Basis of preparation**
This abridged report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act. The group financial results have been prepared on the historical cost basis excluding financial instruments and biological assets which are fair valued, and conform to South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies are consistent with those applied in the financial statements for the 18-months ended 31 December 2004 except for the changes noted in note 6, 7, 11 and 12. Where applicable prior years have been adjusted.

2. **Change of year-end**
The group changed its year-end from 30 June to 31 December to be in line with the year-end of its majority shareholder, Anglo American plc. during the previous period resulting in an 18-month period ended 31 December 2004. Consequently the amounts for corresponding items in the income statement, changes in equity, cash flows and related notes are not comparable.

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
3. Profit before taxation is arrived at after		
Depreciation and amortisation of intangible assets	**(898)**	(977)
Financing costs	**(381)**	(471)
Interest received	**150**	47
Net realised foreign exchange gains/(losses) on:		
– currency exchange differences	**225**	(210)
– revaluation of derivative instruments	**(64)**	173
Net unrealised foreign exchange gains/(losses) on:		
– currency exchange differences	**(76)**	121
– revaluation of derivative instruments	**83**	(124)
Fair value adjustment on financial assets	**43**	28
Fair value adjustment on financial liabilities	**5**	(5)
Impairment charges **(note 4)**	**(28)**	(35)
Goodwill amortisation		6
Excess of minority interest over cost of acquisition	**95**	
Net surplus on disposal of investments	**1 179**	72
Net deficit on disposal of property, plant and equipment	**(2)**	(48)
Share-based payment expense **(note 6)**	**(38)**	(30)
4. Impairment charges and reversals		
Impairment of cyanide chemicals plant		(89)
Impairment of property, plant and equipment	**(3)**	(15)
Reversal of impairment of shipping assets		90
Reversal of impairment of other fixed assets	**2**	1
Impairment of intangible assets	**(20)**	(11)
Impairment of investments	**(7)**	(11)
	(28)	(35)
Taxation effect		
	(28)	(35)
5. Closure of Ticor chemicals plant		
On 21 April 2004 Ticor Ltd, Australia announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:		
Revenue	**1**	217
Expenses	**2**	192
Provision for closure		35
Provision for impairment		89
Pre-tax loss	**(3)**	(102)
Income tax expense		28
Total assets	**9**	76
Total external liabilities	**1**	6
Cash inflows from operating activities	**26**	50

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
6. Share-based payments		
As part of the IFRS improvements project Kumba adopted IFRS 2 Share-based payments. The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Prior years' figures have been restated. The amount of the adjustment for the current and comparable periods is as follows:		
Income statement impact		
– Reduction of profit and loss for the period	**38**	30
Balance sheet impact		
– Retained income decrease	**72**	34
– Equity-settled reserve increase	**72**	34
The amount of the adjustment relating to the 30 June 2003 financial statements is a decrease of R4 million in retained income and an increase of R4 million in equity-settled reserve.		
7. Business combinations		
In line with IFRS 3, Business combinations, the carrying value of previously recognised negative goodwill at the beginning of the period was derecognised and adjusted against the opening balance of retained earnings. The effect of the adjustment is as follows:		
No income statement impact		
Balance sheet impact		
– Decrease in negative goodwill	**53**	
– Increase in retained income	**53**	
8. Environmental rehabilitation provision		
A legal and constructive obligation exists to provide for rehabilitation at the Zincor refinery. The provision has been accounted for as a prior year adjustment to reflect the existence of the obligation originating from previous periods. The effect of the adjustment is as follows:		
Income statement impact		
– Increase in finance charges	**17**	23
– Decrease in deferred taxation	**2**	2
Balance sheet impact		
– Decrease in retained income	**172**	157
– Increase in provisions	**191**	174
– Increase in deferred tax asset	**2**	15
– Decrease in deferred tax liability		2
9. Investments		
Listed investments in associates		
– market value		24
Unlisted investments in associates		
– directors' valuation	**130**	125
Listed investments included in other financial assets		
– market value	**60**	20
Unlisted investments included in other financial assets		
– directors' valuation	**35**	33

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
10. Deferred taxation		
A deferred tax asset was raised as a prior year adjustment in respect of Ticor Ltd's eligibility to claim a bad debt deduction of A$130,7 million as at 31 December 2002. The effect of the adjustment is as follows:		
No income statement impact		
Balance sheet impact:		
– Increase in retained income	93	93
– Increase in minority interest	87	87
– Increase in deferred tax asset	180	180
11. Reclassification and presentation		
The group has changed the following accounting policies to be in line with the accounting policies of its majority shareholder and parent, Anglo American plc:		
– The equity accounted investments' recognised profits were previously transferred to a non-distributable reserve "Attributable reserves of equity accounted investments". The opening balance of R20 million (2004: R11 million) of this reserve was reclassified as distributable reserves and transfers to this reserve have ceased.		
– Income from equity accounted investments were previously presented as pre-tax income, and the tax shown as part of the taxation charge. Only the post-tax share of equity accounted profits are now disclosed. The net effect on earnings is zero, however the line-by-line effect on the income statement is as follows:		
– Decrease in income from equity accounted investments	2	9
– Decrease in taxation	2	9
12. Interest in joint ventures		
Kumba's majority shareholder and parent, Anglo American plc, changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entity's policies Kumba changed its accounting policy to the proportionate consolidation method. Prior years' figures have been restated. This policy change does not impact on earnings per share. The effect of the change in accounting policy is as follows:		
Income statement impact:		
– Increase in net operating profit	26	20
– Increase in interest income	1	
– Decrease in income from equity accounted investments	27	20
Balance sheet impact:		
– Decrease in investments in joint ventures	38	11
– Increase in property, plant and equipment	3	3
– Increase in financial assets	2	1
– Decrease in trade and other receivables		32
– Increase in cash and cash equivalents	63	39
– Increase in trade and other payables	48	
– Decrease in net debt	63	39

	12-months ended 31 Dec 2005 Audited Rm	18-months ended 31 Dec 2004 Restated Audited Rm
12. Interest in joint ventures (continued)		
Cash flow impact:		
– Increase in net cash flows from operating activities	22	29
– Increase in taxation paid		2
– Increase in financial assets	1	
– Increase in borrowings raised	1	
– Increase in foreign currency translation	3	
– Increase in opening balance of cash and cash equivalents	39	12
13. Dividends paid		
– Kumba	1 430	344
– Less paid to Kumba Management Share Trust		(2)
– Paid to minorities	17	19
	1 447	361

14. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

15. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

16. JSE Limited requirements

The announcement has been prepared in accordance with the listings requirements of JSE Limited.

17. Corporate governance

The group complies with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

18. Audit opinion

The auditors, Deloitte & Touche, have issued their opinion on the group's financial statements for the 12-month period ended 31 December 2005. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company's registered office. These summarised financial statements have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	12-months ended 31 Dec 2005	12-months ended 31 Dec 2004	6-months ended 31 Dec 2005	6-months ended 31 Dec 2004	18-months ended 31 Dec 2004
Iron ore					
Production	**30 987**	30 112	**15 476**	14 900	44 952
Sales					
– Exports	**22 113**	20 923	**11 510**	10 381	30 762
– Domestic	**9 172**	9 371	**4 360**	4 630	14 107
Total	**31 285**	30 294	**15 870**	15 011	44 869
Coal					
Production					
– Power station	**14 573**	14 383	**7 243**	7 521	21 829
– Coking	**2 273**	2 409	**1 098**	1 243	3 486
– Other	**2 993**	2 652	**1 552**	1 371	3 880
Total	**19 839**	19 444	**9 893**	10 135	29 195
Sales					
– Eskom	**14 703**	14 356	**7 268**	7 400	21 769
– Other domestic	**4 174**	4 112	**2 164**	2 069	6 058
– Export	**1 109**	1 090	**500**	593	1 688
Total	**19 986**	19 558	**9 932**	10 062	29 515
Heavy minerals – Ticor SA project					
Production					
– Ilmenite	**356**	262	**202**	132	390
– Zircon	**47**	49	**23**	25	74
– Rutile	**23**	20	**11**	10	29
– Pig iron	**89**	63	**52**	22	85
– Scrap pig iron	**8**	5	**3**	2	11
– Chloride slag	**134**	96	**79**	48	123
– Sulphate slag	**30**	40	**18**	19	60
Sales					
– Ilmenite	**60**	27	**30**	27	67
– Zircon	**47**	48	**21**	20	71
– Rutile	**18**	17	**9**	7	29
– Pig iron	**79**	58	**50**	28	68
– Scrap pig iron	**11**	8	**5**	4	11
– Chloride slag	**150**	84	**85**	42	96
– Sulphate slag	**41**	24	**20**	14	24
Heavy minerals – Ticor Limited [(1)]					
Production					
– Ilmenite	**220**	236	**116**	120	347
– Zircon	**35**	38	**18**	20	59
– Rutile	**16**	18	**8**	9	26
– Synthetic rutile	**111**	112	**56**	58	168
– Leucoxene	**12**	11	**7**	6	20
– Pigment	**53**	53	**27**	27	78
Sales					
– Ilmenite	**13**	30	**3**	10	52
– Zircon	**36**	38	**19**	21	58
– Rutile	**18**	21	**10**	6	32
– Synthetic rutile	**59**	50	**33**	28	79
– Leucoxene	**14**	17	**10**	8	25
Base metals					
Production					
– Zinc concentrate	**126**	124	**62**	57	178
– Zinc metal	**117**	116	**58**	58	174
– Zincor	**102**	104	**50**	52	159
– Chifeng [(2)]	**15**	12	**8**	6	15
– Lead concentrate	**25**	27	**12**	13	45
Zinc metal sales					
– Domestic	**92**	91	**46**	45	135
– Export	**27**	28	**13**	12	43
Total	**119**	119	**59**	57	178
Lead concentrate sales					
– Export	**35**	12	**23**	6	29

(1) The production and sales tonnes reflect Ticor's 50% interest in its Tiwest joint venture.
(2) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

OPERATING RESULTS

Comments are for comparative purposes based on an analysis of the group's audited financial results and physical information for the financial year ended 31 December 2005 compared with the corresponding unaudited information for the 12-month period ended 31 December 2004. Kumba's previous audited financial results were for the 18-month period from 1 July 2003 to 31 December 2004 due to a change in year-end from 30 June to 31 December.

The 12-month period to December 2005 was marked by continued excellent operational performance, strong commodity prices and the realisation of benefits from the ongoing business improvement programme. Revenue increased by R3 253 million to R11 962 million and net operating profit, excluding the Hope Downs non-recurring settlement proceeds, by R2 339 million to R3 707 million, resulting in an improved operating margin of 31% for the year.

An average exchange rate of R6,36 to the US dollar was realised compared with R6,51 for the previous 12-month period.

EARNINGS

The significant improvement in net operating profit including a non-recurring settlement of R1 179 million pre-tax for the acquisition of Kumba's interest in the Hope Downs project, after accounting for net financing charges of R231 million and a higher taxation charge of R1 412 million, resulted in attributable earnings increasing by 400% to R3 190 million for the financial year. Headline earnings were 223% higher at R2 373 million or 781 cents per share.

CASH FLOW

Total cash of R3 864 million retained from operations together with the Hope Downs project settlement, was used partly to settle lower finance charges of R189 million, higher cash taxes of R821 million, increased dividends of R1 447 million and the acquisition of the minority interests in Ticor Ltd, Australia for R1 174 million.

This, together with capital expenditure of R1 044 million, of which R655 million was invested in new production capacity, resulted in a net cash inflow of R459 million for the year.

Net debt decreased to R1 391 million, with a debt to equity ratio of 19% at 31 December 2005, from R1 870 and a debt to equity ratio of 29% at 31 December 2004.

SAFETY, HEALTH AND ENVIRONMENT

Regrettably, and despite excellent safety achievements at several mines, four fatalities were suffered during the past year, one of which was a public road accident. A further two fatalities occurred at the start of 2006. The group remains committed to achieving a working environment where no fatalities or serious injuries occur. Its ongoing safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification.

The average lost time injury frequency rate per two hundred thousand man-hours worked (LTIFR) for the financial year was 0,52. A target LTIFR of 0,25 has been set for 2006.

Programmes for HIV/Aids counselling and voluntary testing are in place at all South African operations of the group. The extension of anti-retroviral programmes to all of the group's businesses is progressing well, with most employees who tested HIV-positive during the year now enrolled on the programme. All business units in the group have obtained international environment and safety certifications (ISO 14001 and OHSAS 18001).

SEGMENT RESULTS AND COMPARATIVE EARNINGS

	6-months ended 31 December		12-months ended 31 December	
	2005 Unaudited Rm	2004** Unaudited Rm	2005 Audited Rm	2004** Audited Rm
REVENUE				
Iron ore	**3 819**	2 130	**6 638**	4 250
Coal	**1 159**	986	**2 203**	1 878
Heavy minerals	**1 046**	847	**1 928**	1 662
• Ticor SA	**466**	266	**839**	514
• Ticor Australia	**580**	581	**1 089**	1 148
Base metals	**586**	354	**1 070**	812
Industrial minerals	**55**	51	**106**	95
Other	**11**	8	**17**	12
Total	**6 676**	4 376	**11 962**	8 709
NET OPERATING PROFIT				
Iron ore	**1 692**	454	**2 767**	833
Coal	**284**	238	**554**	430
Heavy minerals	**173**	156	**227**	254
• Ticor SA	**(65)**	7	**(79)**	(10)
• Ticor Australia	**238**	149	**306**	264
Base metals	**58**	(94)	**69**	(116)
Industrial minerals	**13**	10	**25**	20
Other	**1 156**	(3)	**1 244**	(53)
• Hope Downs*	**1 179**		**1 179**	
• Other	**(23)**	(3)	**65**	(53)
Total	**3 376**	761	**4 887**	1 368
EARNINGS				
Net operating profit	**3 376**	761	**4 887**	1 368
Net financing charges	**(86)**	(142)	**(231)**	(287)
Income from equity accounted investments	**5**	(3)	**7**	(23)
Profit before taxation	**3 295**	616	**4 663**	1 058
Taxation	**(1 031)**	(175)	**(1 412)**	(330)
Minority interest	**(28)**	(46)	**(61)**	(90)
Net profit attributable to ordinary shareholders	**2 236**	395	**3 190**	638
Adjustments	**(826)**	22	**(817)**	96
Headline earnings	**1 410**	417	**2 373**	734

* *A$236,5 million settlement- and option payment for Kumba's interest in the Hope Downs project.*

** *Restated as set out in note 1 of the group financial results.*

OPERATIONS

Iron Ore

Excellent operating performance at Sishen mine resulted in an all-time production record of 28,5 Mt. Selective mining practices and improved plant efficiencies contributed to this production record representing an increase of 900 000 tonnes over the comparative period. New records were set for railage and exports. Total ore railed increased by 1,4 Mt to 24 Mt while export sales were 1,2 Mt higher at 22,1 Mt, in line with the ongoing expansion and ramp-up of the Sishen-Saldanha export channel.

Despite the break-down of both ship-loaders at the Saldanha Bay iron ore export terminal hampering ship loading in July 2005, all supply commitments to customers were met while stock levels at Saldanha Bay were also increased.

Revenue increased significantly by 56% to R6 638 million and net operating profit by 232% to R2 767 million, with the operating margin improving to 42%. This was due to the excellent operational performance, the substantial iron ore price settlements effective 1 April 2005, business improvement results, and a higher margin sales product mix which more than offset the effects of higher fuel prices and a stronger currency.

Coal

The production of power station (thermal) coal increased by 13% to a record of 14,6 Mt over the comparative period due to improved throughput at Grootegeluk mine and higher final product yield at Leeuwpan. Coking coal production was 136 000 tonnes lower in line with demand.

Sales of power station coal increased by 347 000 tonnes on the comparative period to meet growing local electricity demand. Exports were also at higher volumes, supported by the strong steel and ferro-alloy markets.

Revenue increased by 17% to R2 203 million from the increased sales volumes at higher prices. The higher revenue together with business improvement initiatives resulted in net operating profit improving by 29% to R554 million despite increased stripping costs and fuel prices.

Heavy Minerals

Ticor SA

The furnaces are reaching 85% of their production capacity of 250 000 tonnes per annum. Encouragingly, the ratio of chloride to sulphate slag increased on average from 71 % in the comparative period to 82 % in the year under review. Furnace 1 is planned to be shut temporarily in the current year to effect modifications and improvements that were successfully made to furnace 2 in 2004.

Total production and sales increased in line with the ramp-up of the furnaces. This, together with higher sales prices for zircon and low manganese pig iron, resulted in revenue increasing by 63% to R839 million. The stronger currency, increased raw material costs and the cessation of capitalisation of costs and interest during the construction period more than offset the improved revenues, resulting in a net operating loss of R79 million for the year.

Ticor Australia

Kumba acquired the minority shareholding in Ticor Limited resulting in it becoming a wholly-owned subsidiary and being de-listed from the Australian Stock Exchange (ASX) on 22 November 2005. As a result, Ticor's 40% holding in Ticor SA was re-structured into a direct holding by Kumba.

Mineral production at Ticor's Western Australian operations was marginally lower as a result of a planned shutdown of the dry mill and the re-location of the North mine concentrator. Pigment and synthetic rutile production was in line with the comparative period despite pigment production being impacted by an unscheduled shutdown of a contractor's oxygen plant.

Revenue decreased by 5% over the comparative period as a result of the effects of the final closure of Ticor's chemical business in May 2004. Net operating profit, however, increased by 16% to R306 million as a result of higher pigment and zircon prices, favourable hedging programmes, the elimination of losses recorded by the chemicals business, and the ongoing success of margin improvement initiatives.

Base Metals

The sale of an additional 23 000 tonnes of lead and a significant increase in the LME-traded zinc price from an average of US$1 048 per tonne in the comparative period to US$1 382 per tonne in 2005 resulted in revenue improving by 32% to R1 070 million, despite continued low treatment charges and a stronger currency.

Net operating profit, which improved to R69 million from a loss of R116 million in the comparative period, was due to increased revenues, non-recurrence of impairment charges raised in the comparative period, and the benefits from the business improvement programme.

As reported in the group's interim results for the six months ended 30 June 2005, a provision of R182 million, representing the business unit's best estimate for the environmental rehabilitation of a residue disposal site at the Zincor refinery, was raised against its prior year's retained income. Investigation of viable reclamation alternatives is continuing. The provision at 31 December 2005 amounts to R191 million.

Industrial Minerals

Revenue and net operating profit improved by 12% and 30% respectively due to good operating performance and business improvement initiatives, despite lower market demand.

GROWTH OPPORTUNITIES

Iron Ore

Kumba and Transnet concluded an agreement in February 2005 for the expansion of the Sishen-Saldanha export channel by an additional 11,5 Mtpa of iron ore from 2009. Kumba's iron ore rail allocation will, as a result, increase to 35 Mtpa by 2009 of which 33,2 Mtpa is destined for the export market.

The Sishen Expansion Project (SEP), under construction, is planned to commence delivery of product by mid-2007 and will ramp-up to full capacity of 10Mtpa by the beginning of 2009, in line with the additional export channel capacity expansions agreed with Transnet. Improvements identified during the detailed design phase of the project together with higher commodity and labour costs in the construction industry, resulted in an increase in the capital estimate of the project from R3 000 million to R3 600 million.

Due to export logistics constraints, a phased approach for the development of the Sishen South project is currently being investigated jointly between Kumba and Transnet. Final approval of the first phase of 3 Mtpa is expected in the current year upon approval of the application for mining rights and acceptance of the environmental management plan. Further expansion of the mine to around 9 Mtpa during the second phase is dependent on the synchronised expansion of the export channel capacity.

The evaluation of a project to significantly extend the life of the current mine at Thabazimbi by approximately 20 years to provide Mittal Steel (South Africa) with lumpy and fine ore, is expected to be finalised in the current year. If viable and an investment decision is made, production of 2,5 to 3 Mtpa could be achieved in 2009.

COMMENTS *(CONTINUED)*

The commencement of a bankable feasibility study for the development of a mine to exploit the Faleme iron ore deposit, located in the south-eastern corner of Senegal, and associated infrastructure, has been approved by Kumba. Kumba has exercised its option to acquire a controlling interest in the project. The Senegalese government development company, Miferso, has put Kumba's rights in dispute. Kumba will pursue the legal actions available to it in order to preserve its contractual rights.

Coal

The jig plant at Leeuwpan at a capital cost of R97 million was successfully commissioned in the third quarter of 2005 with full ramp-up scheduled for the first quarter of 2006. Once in full production, Leeuwpan will supply an additional 1 Mtpa of power station coal to Eskom.

Construction of the R323 million new coal benefication module (GG6) at Grootegeluk mine has commenced and is due for commissioning in the fourth quarter of 2006. The plant will beneficiate coal previously sent to the adjacent Matimba power station and will supply 530 000 tonnes per annum of semi-soft coking coal to the coking plants being refurbished by Mittal Steel (South Africa) at its Newcastle facility.

The Richards Bay Coal Terminal (RBCT) announced in November 2005 the go-ahead for the RBCT Phase V expansion. This has triggered the 1 Mtpa export-focused Inyanda mine near Witbank which is a 50:50 joint venture operation producing high quality thermal coal between Kumba and Eyesizwe Coal. Construction of the mine, at a capital cost of some R184 million, will commence during the second quarter of 2006 and commissioning of the mine is planned for December 2007. The expansion at RBCT will provide Kumba with a 2,5 Mtpa export allocation to be filled by production from the Inyanda mine and expanded output at the Grootegeluk and Leeuwpan mines.

Following encouraging exploration results, Kumba will conclude a joint venture agreement with Anglo Coal Australia in the first quarter of 2006 to undertake a feasibility study on the high-grade coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia.

A feasibility study on the possibility of producing char for the ferro-alloy industry was completed during the year. Board approval for construction at a capital cost of R210 million for initial production of 80 000 tonnes per annum and ramping up to 160 000 tonnes per annum by 2008, was given. The approval is conditional upon the conclusion of off-take agreements and an environmental impact assessment.

Heavy Minerals

Commencement of construction of the Fairbreeze project, subject to board approval is planned in the first half of 2006, with commissioning in the third quarter of 2008.

The bankable feasibility study on the Toliara Sands Project in south-west Madagascar has commenced and will be completed in early 2007. The currently delineated deposit within the Toliara Sands Project is capable of providing long-term ilmenite feedstock to the Ticor SA furnaces.

AlloyStream™

Good progress has been made on the commercialisation of AlloyStreamTM, the proprietary technology that allows the use of fine un-agglomerated ore and non-coking coal to produce high carbon ferro-manganese.

TRANSFORMATION TRANSACTION

On 13 October 2005 Kumba, its holding company Anglo American, and Eyesizwe Mining, together with the Industrial Development Corporation, the Tiso Consortium, the Eyabantu Consortium, a Northern Cape Community Group and the South African Women in Mining Association, jointly announced the largest empowerment transaction to be implemented to date in South Africa.

The parties have completed their due diligence investigations and are in the process of finalising the valuations and the requisite legal agreements. It is envisaged that the transaction will be implemented in the second quarter of 2006.

OUTLOOK

Buoyant market demand for the group's portfolio of commodities, except titanium dioxide feedstock where surplus supply exists, is expected to support strong price levels. This, together with the ongoing benefits of Kumba's business improvement programme, is expected to have a positive impact on the group's results for the next six months.

The stronger Rand will, however, affect earnings.

FINAL DIVIDEND

The directors have declared a final dividend, number 7 of 160 cents per share in respect of the 2005 financial year. The dividend has been declared in South African currency and is payable to shareholders recorded in the books of the company at close of business on Friday, 10 March 2006.

In compliance with the electronic settlement system of JSE Limited, the following dates are applicable:

Last date to trade cum dividend	Friday, 3 March 2006
Shares trade ex dividend	Monday, 6 March 2006
Record date	Friday, 10 March 2006
Payment date	Monday, 13 March 2006

Share certificates may not be dematerialised or rematerialised between Monday, 6 March 2006 and Friday, 10 March 2006, both days inclusive.

On behalf of the Board

AJ Morgan	Dr CJ Fauconnier	DJ van Staden
(Chairman)	*(Chief Executive)*	*(Executive Director, Finance)*

17 February 2006

ADMINISTRATION

KUMBA RESOURCES LIMITED

REGISTRATION NUMBER	2000/011076/06
JSE SHARE CODE	KMB
ADR CODE	KBREY
ISIN CODE	ZAE 000034310
REGISTERED OFFICE	Kumba Resources Limited Roger Dyason Road Pretoria West, 0002
TEL NO	+27 12 307 5000
FAX NO	+27 12 307 4760
TRANSFER SECRETARIES	Computershare Investor Services 2004 (Pty) Limited 2nd Floor, Edura House 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107
DIRECTORS	AJ Morgan (Chairman), Dr CJ Fauconnier (Chief Executive), PM Baum, BE Davison, TL de Beer, JJ Geldenhuys, MJ Kilbride*, Dr D Konar, CF Meintjes*, WA Nairn, SA Nkosi, CML Savage, Dr NS Segal, F Titi, DJ van Staden*, PL Zim. **Executive*
COMPANY SECRETARY	MS Viljoen
CORPORATE AFFAIRS AND INVESTOR RELATIONS	Trevor Arran +27 12 307 3292
SPONSOR	JP Morgan +27 11 507 0300

If you have any queries regarding your shareholding in Kumba Resources, please contact the Transfer Secretaries at +27 11 370 5000

GRAPHICOR 34079

This report is available at the Kumba Resources website at:

http://www.kumbaresources.com

KUMBA RESOURCES

KUMBA RESOURCES GROUP FINANCIAL RESULTS (AUDITED) PRESENTATION

FOR THE YEAR ENDED 31 DECEMBER 2005



HARNESSING THE POWER OF THE EARTH

www.kumbaresources.com



KUMBA RESOURCES

Kumba Resources Limited
Reg No 2000/011076/06

Roger Dyason Road   Pretoria West   0183
PO Box 9229   Pretoria 0001   South Africa

Tel +27 12 307 5000
Fax +27 12 307 4760

www.kumbaresources.com

DISCLAIMER

This presentation includes certain information that is based on management's reasonable expectations and assumptions. These "forward looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future productions, reserves, cost and market conditions. While management has prepared this information using the best of their experience and judgement, in all good faith, there are risks and uncertainties involved which could cause results to differ from projections

KEY FINANCIALS

KUMBA RESOURCES

Revenue	R11 962m
Net operating profit	R4 887m
Headline earnings	R2 373m
Headline earnings (cps)	781
Interim dividend (cps)	160
Special dividend (cps)	220
Final dividend (cps)	160

Headline EPS (cps)



155
227
82
113
139
106
463
318
12M02
12M03
12M04
FY05
1H
2H

Total dividend 540 cps

3

NOTES

OPERATIONAL HIGHLIGHTS

KUMBA RESOURCES

- **Good operating performance**
- **Strong commodity prices**
- **Significant contribution from KBIP**
- **Excellent financial results**
- **Transnet agreements**
  - Sishen-Saldanha export channel
  - RBCT Phase V
- **Delivering on growth**

NOTES

CORPORATE DEVELOPMENTS

KUMBA RESOURCES

- **Empowerment transaction**
  - Due diligence completed
  - Finalising valuations
  - Preparing legal documentation
  - Envisaged implementation by mid-year
- **Hope Downs**
  - Settlement: A$236.5m (R1 180m)
- **Acquisition of Ticor Ltd* minorities**
  - Scheme of arrangement implemented
  - Consideration of A$226m (R1 174m) for minority interest of 48.5%
  - Delisted and Ticor SA shareholding streamlined

* Now referred to as Ticor Australia

5

NOTES

DELIVERING ON GROWTH

KUMBA RESOURCES

- **Sishen Expansion Project (SEP) - 10Mtpa**
  - Construction started
  - Commissioning targeted for mid 2007
  - Full production 2009
- **GG6 expansion - 750ktpa**
  - Construction started
  - Commissioning targeted 2H06
- **Leeuwpan Expansion - 1Mtpa**
  - Completed, in production

6

NOTES

SAFETY, HEALTH & ENVIRONMENT

KUMBA RESOURCES

Safety

- Regrettably four fatalities incurred in 2005
- Notable safety achievements in 2005
  - Improved LTIFR in 2H05
  - Tshikondeni recognised for the most improved safety in SA coal mines
  - Thabazimbi fatality free for three years
  - Sishen achieved three million man hours LTI free


Fatalities
1H
2H
3
5
1
1
1
2
2
2002
2003
2004
2005


LTIFR
0.6
0.53
0.51
0.52
2002
2003
2004
2005

Zero tolerance ... target 0.25 LTIFR in 2006

8

NOTES

SAFETY, HEALTH & ENVIRONMENT

KUMBA RESOURCES

Health

- Noise reduction program resulted in reduced compensation rates by 13%

International Certification

- All business units obtained international environmental and safety certification



Fatalities
1H
2H
3
5
1
1
1
2
2
2002
2003
2004
2005



LTIFR
0.6
0.53
0.51
0.52
2002
2003
2004
2005

Zero tolerance … target 0.25 LTIFR in 2006

NOTES

IRON ORE MARKETS

KUMBA RESOURCES

- Global steel production grows at 7% - 1 131Mt in 2005
- China's iron ore imports soared by 32% to 275Mt during 2005
- Record price settlements for 2005
- Tight supply expected to remain up to 2008 - supports price increases for 2006/07

World iron ore imports



Mt
800
600
400
200
0
99
00
01
02
03
04
05
Rest of world
China

Source: AME, CRU

Strong market fundamentals

10

NOTES

IRON ORE OPERATIONS

KUMBA RESOURCES

- Excellent safety results, LTIFR at 0.27
- Record production - 31Mt
- Improved operating efficiencies
- Record sales 31.3Mt in 2005
  - Exports - 22.1Mt
  - Domestic - 9.2Mt

Total production and exports



Mt
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
Export sales
Production

Sishen mine achieved record 28.5Mt

11

NOTES

SALDANHA EXPORT PERFORMANCE

KUMBA RESOURCES

- Port and rail expansions yield record capacity
- Record tonnage railed to Saldanha port - 24.0Mt
- New record exports - 22.1Mt, despite setback of ship loader failure

Sishen-Saldanha rail performance



Mt
25
20
15
10
2001
2002
2003
2004
2005
Kumba

Expansion project delivers capacity growth

12

NOTES

KUMBA RESOURCES

COAL MARKETS

- Record coal sales - 20.0Mt
- Record sales to Eskom - 14.7Mt
- Strong demand from steel and ferro-alloy sectors - 3.3Mt
- Prices weaken but remain at good levels

Thermal coal and coke prices (US$/t)



80
70
60
50
40
30
20
450
350
250
150
50
2002
2003
2004
2005
RBCT thermal coal FOB
Chinese market coke exports

Sources: SA Coal Report, CRU

Very strong domestic demand

13

NOTES

COAL OPERATIONS

KUMBA RESOURCES

- Record total production - 19.8Mt
- Power station coal production at all-time high - 14.6Mt
- Mines produce at record levels
  - Leeuwpan - 2.0Mt
  - Grootegeluk - 17.5Mt
- Jig plant commissioned at Leeuwpan

Production volumes


Mt
20
15
10
5
0
2001
2002
2003
2004
2005
Thermal Coal
Coking Coal
Other

Excellent operating performance at all mines

14

NOTES

HEAVY MINERALS MARKETS

KUMBA RESOURCES

- Pigment prices stable
- Zircon - supply deficit supports good prices
- Production fully sold
- Number of new TiO_2 projects coming on line in near future

Zircon and pigment prices (US$/t - FOB)



700
650
600
550
500
450
400
350
2000
1800
1600
1400
1200
1000
2002
2003
2004
2005
Zircon
Pigment*

Source: TZMI, * Australian Exports

NOTES

HEAVY MINERALS OPERATIONS

KUMBA RESOURCES

- Tiwest JV (Australia) - solid operating performance maintained, despite:
  - North mine concentrator relocated
  - Planned maintenance shut at MSP
  - Shutdown of contractors oxygen plant

continue ...



Production (kt)
48
97
27
53
112
96
53
111
134
2003
2004
2005
Pigment
Synthetic rutile
CP slag

Good growth in CP slag production

NOTES

HEAVY MINERALS OPERATIONS

KUMBA RESOURCES

- Ticor South Africa - furnace slag production continues to improve
  - CP Slag proportion increased from 71% to 82%
  - Furnaces achieving 85% of design capacity
  - Initial pre-heater testing yields positive results
  - Furnace #1 improvements planned in 2006



Production (kt)
48
97
27
53
112
96
53
111
134
2003
2004
2005
Pigment
Synthetic rutile
CP slag

Good growth in CP slag production

17

NOTES

ZINC MARKETS

- Zinc price recovers to record levels
- Global concentrate shortage results in depressed treatment charges

Zinc metal price



US$/t
1900
1700
1500
1300
1100
900
700
R/t
12000
11000
10000
9000
8000
7000
6000
5000
2002
2003
2004
2005

Source: LME

Substantial improvement in business environment

NOTES

BASE METALS OPERATING RESULTS

KUMBA RESOURCES

Concentrate production (kt)

- Sustained good results at Rosh Pinah



Zinc concentrate
Lead concentrate
26
22
31
27
25
71
76
108
124
126
2001
2002
2003
2004
2005

Zn metal production (kt)

- Good performance from Chifeng smelter in China
- Production at Zincor influenced by poor concentrate quality



Zincor
Chifeng
3
12
15
108
109
111
104
102
2001
2002
2003
2004
2005

Sustained production levels

19

NOTES

INDUSTRIAL MINERALS

KUMBA RESOURCES

Ferrosilicon production (t)

- Record performance
- Increased external sales



4376
5062
5391
5653
6065
2001
2002
2003
2004
2005

Dolomite production (Mt)

- Output influenced by cyclical demand



1.29
1.32
1.32
1.43
1.38
2001
2002
2003
2004
2005

Solid business results

NOTES

REVENUE

KUMBA RESOURCES

R million	FY05	12M04	% Change
Iron Ore	6 638	4 250	56
Coal	2 203	1 878	17
Heavy Minerals - Ticor SA	839	514	63
- Ticor Australia	1 089	1 148	(5)
Base Metals	1 070	812	32
Industrial Minerals	106	95	12
Other	17	12	42
Total	11 962	8 709	37
R/US$ exchange rate realised	6.36	6.51	

Revenue up 37%

22

NOTES

EBIT / MARGIN

KUMBA RESOURCES

	FY05		12M04		% Change
	Rm	(%)	Rm	(%)	(in Rand)
Iron Ore	**2 767**	**42**	833	20	232
Coal	**554**	**25**	430	23	29
Heavy Minerals - Ticor SA	**(79)**		(10)		
- Ticor Australia	**306**	**28**	264	23	16
Base Metals	**69**	**6**	(116)		
Industrial Minerals	**26**	**25**	20	21	30
Hope Downs	**1 180**		-		
Other	**64**		(53)		
Total EBIT	**4 887**	**41**	1 368	16	257
Total EBITDA	**4 541**		2 072		119

EBIT up 171%, excl. Hope Downs

23

NOTES

EBIT COMPARISON

KUMBA RESOURCES

R million

	R million
12M04 EBIT	1 368
Volume & price	2 399
Exchange rate	45
Inflation (Production cost)	(331)
Volume (Production cost)	(495)
Distribution cost	(181)
KBIP savings realised	851
"Core" EBIT	3 656
Non-recurring items	1 231
FY05 EBIT	4 887

Business improvement benefits realised

NOTES

EARNINGS

KUMBA RESOURCES

R million	FY05	12M04	% Change
EBIT	4 887	1 368	257
Net financing cost	(231)	(287)	20
Equity income/(loss)	7	(23)	
Taxation	(1 412)	(330)	(328)
Profit after taxation	3 251	728	347
Minority interest	(61)	(90)	32
Attributable earnings	3 190	638	400
Attributable earnings per share (cents)	1 049	213	392
Final dividend per share (cents)	160	90	
Total dividend per share (cents)	540	125	

Attributable earnings up 400%

25

NOTES

HEADLINE EARNINGS

KUMBA RESOURCES

R million	FY05	12M04	% Change
Attributable earnings	3 190	638	400
Adjustments:			
Impairment charges	28	(57)	
Net deficit on asset	2	109	
Net (surplus) on disposal of investment	(1 179)	1	
Closure cost	-	35	
Excess over cost of acquisition	(95)	-	
Goodwill and exceptionals of associates	-	25	
Minority interest on adjustment	(1)	-	
Taxation effect	428	(17)	
Headline earnings	2 373	734	223
Headline earnings per share (cents)	781	245	219
Average number of shares in issue (million)	304	300	

Headline earnings up 223%

NOTES

CASH FLOW

KUMBA RESOURCES

R million	FY05	12M04
Opening net debt	1 870	2 563
Net cash flow from operating activities	3 864	2 035
Financing cost, taxation & dividends	(2 457)	(581)
Net cash used in investing activities	(2 218)	(886)
New capacity	(655)	(487)
Other capital expenditure	(389)	(399)
Acquisition of Ticor Ltd minorities	(1 174)	-
Asset disposals	23	50
Hope Downs settlement	1 179	-
Share issue	128	-
Other mover	(40)	75
Decrease in net debt	479	693
Closing net debt	1 391	1 870

NOTES

RATIOS

KUMBA RESOURCES

	FY05	12M04
Operating margins*		
EBIT (%)	31	16
EBITDA (%)	38	24
Net financing cost cover*		
EBIT (times)	16	5
EBITDA (times)	20	7
Return on equity - attributable income (%)*	33	12
Net debt / equity (%)	19	29

* Excluding Hope Downs

Robust financial ratios

28

NOTES

GROWTH PROJECTS

KUMBA RESOURCES

Iron ore	Sishen Expansion Project (SEP)
	Sishen South - Phase 1 (3Mtpa)
	Faleme (Senegal)
Coal	GG6 Phase 1
	Sintel Char (SChar)
	RBCT Phase V / Inyanda Coal JV
	Moranbah South (Australia)
Heavy minerals	Fairbreeze
	Toliara Sands (Madagascar)
Base metals	Chifeng expansion with NFC
AlloyStream™	Campaign 3 completed

Expansion projects under way

30

NOTES

OUTLOOK

KUMBA RESOURCES

- Strong commodity markets and US$ prices
- Excellent operating performance
- KBIP benefits being realised

Against this background, Kumba will deliver strong operational results for 1H06, however, earnings will be impacted by the Rand.

Unbundling and listing of Kumba Iron Ore and creation of Newco targeted for mid-year.

Delivering strong results

NOTES

REVENUE CONTRIBUTION

KUMBA RESOURCES


FY05
9%
1%
16%
56%
18%
12M04
9%
1%
19%
49%
22%
Iron ore
Coal
Heavy minerals
Base metals
Industrial minerals & other

33

NOTES

EBIT CONTRIBUTION*



FY05
15%
6%
2%
1%
2%
74%
12M04
17%
1%
28%
54%
Iron ore
Heavy minerals
Industrial minerals
Coal
Base metals
Other

* Excluding Hope Downs

NOTES

RESTATEMENT OF EARNINGS PER SHARE

KUMBA RESOURCES

12-month comparable periods ended 31 December

	FY05	Disclosed in 2004 annual report	% change	2004 Restated*	% change
Attributable earnings per share (cents)	1 049	226	364	213	392
Headline earnings per share (cents)	781	258	203	245	219
Weighted average number of shares	304	300		300	

* Restated to reflect changes in International Financial Reporting Standards

NOTES

IRON ORE PHYSICAL INFORMATION

KUMBA RESOURCES


Production volumes
Mt
35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
Sishen
Thabazimbi


Sales volumes
Mt
35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
Exports
Local

NOTES

COAL PHYSICAL INFORMATION

KUMBA RESOURCES



Production volumes
Mt
20
18
16
14
12
10
2001
2002
2003
2004
2005
Grootegeluk
Leeuwpan
Tshikondeni



Sales volumes
Mt
20
15
10
5
0
2001
2002
2003
2004
2005
Eskom
Domestic
Export

37

NOTES

DEPRECIATION AND AMORTISATION PER SEGMENT

KUMBA RESOURCES

R million	FY05	12M04
Iron Ore	364	260
Coal	166	152
Heavy Minerals	304	188
Base Metals	50	45
Industrial Minerals	6	6
Corporate	8	8
Total	898	659

NOTES

CAPITAL EXPENDITURE

KUMBA RESOURCES

R million	FY05	12M04
Sustaining and environmental	389	399
Expansion		
◦ Iron ore	274	38
◦ Coal	311	66
◦ Ticor SA	66	351
◦ Ticor Australia	-	-
◦ Base Metals	2	32
◦ Industrial Minerals and Other	2	-
	1 044	886

NOTES

DEBT STRUCTURE

KUMBA RESOURCES

R million	Drawn	Undrawn	Maturity profile	
Long term	2 649	487	2006	686
Corporate	1 191	316	2007	932
Heavy Minerals project finance	869		2008	485
Ticor Australia	589	171	2009	218
Short term	225		After 2009	328
Total debt	2 874			2 649
Cash and cash equivalents	(1 483)			
Net debt	1 391			

40

NOTES

PROJECT DETAILS

KUMBA RESOURCES

	Scope	Estimated Capex*	Approval date	Estimated start-up date
Sishen Expansion Project (SEP)	10Mtpa	R3.60bn	Feb 2005	Q2 2007
Sishen South - Phase 1	3Mtpa	R999m		Q4 2007
Faleme (Senegal)	12Mtpa	US$950m		2011
GG6 Phase 1	750ktpa	R323m	Feb 2005	Q4 2006
Sintel Char (SChar)	160ktpa	R210m	Aug 2005	Q2 2007
RBCT Phase V / Inyanda Coal JV	1Mtpa	R184m		Q2 2008
Moranbah South (Australia)	3.5Mtpa	A$310m		
Fairbreeze	300ktpa**	R645m		Q3 2008
Toliara Sands (Madagascar)	560ktpa**	US$127m		Q3 2009
Chifeng expansion	60ktpa			Q1 2007

* Capital estimates being updated in view of rising construction costs
** Crude ilmenite

41

NOTES

SALIENT DATES

KUMBA RESOURCES

Last day to trade cum dividend	3 March 2006
Shares trade ex dividend	6 March 2006
Record date	10 March 2006
Payment date	13 March 2006
Release of Annual Report	20 March 2006
Annual General Meeting	12 April 2006

NOTES